UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Neuberger Berman Real Estate Securities Income Fund Inc.

(Name of Issuer)
Mandatory Redeemable Preferred Shares, Series A

(Title of Class of Securities)
N/A

(CUSIP Number)

August 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.0%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. N/A	SCHEDULE 13G	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.0%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. N/A	SCHEDULE 13G	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS GI Holdco II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.0%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. N/A	SCHEDULE 13G	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS GI Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.0%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. N/A	SCHEDULE 13G	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.0%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. N/A	SCHEDULE 13G	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.0%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. N/A	SCHEDULE 13G	Page 8 of 13 Pages

Item 1.	(a) Name of Issuer:

Neuberger Berman Real Estate Securities Income Fund Inc.

(b) Address of Issuer’s Principal Executive Offices:

605 Third Avenue, 2nd Floor, New York, New York 10158-0180

Item 2.	(a) Name of Person Filing:

This Statement is filed by Guggenheim Capital, LLC ("Guggenheim Capital"), Guggenheim Partners, LLC ("Guggenheim Partners"), GI Holdco II, LLC ("GI Holdco II"), GI Holdco, LLC ("GI Holdco"), Guggenheim Partners Investment Management Holdings, LLC ("GPIMH") and Guggenheim Partners Investment Management, LLC ("GPIM"). This Statement relates to the shares of Mandatory Redeemable Preferred Shares, Series A (the "Shares"), of the Issuer directly held by Sun Life Insurance and Annuity Company of New York ("Sun Life"). GPIM, a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, manages the Shares on behalf of Sun Life pursuant to an investment management agreement, dated August 2, 2013, in which Sun Life delegates to GPIM sole investment and voting authority over the Shares. As such, as of August 2, 2013, GPIM may be deemed to directly beneficially own the Shares reported herein for purposes of 13(d) and 13(g) of the Securities Exchange Act of 1934, and each of GPIMH, as the majority owner of GPIM, GI Holdco as the majority owner of GPIMH, GI Holdco II as the sole owner of GI Holdco, Guggenheim Partners, as the sole owner of GI Holdco II, and Guggenheim Capital, as the sole owner of Guggenheim Partners, may be deemed to indirectly beneficially own the Shares reported herein for purposes of 13(d) and 13(g) of the Securities Exchange Act of 1934.

(b) Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of each of Guggenheim Capital and Guggenheim Partners is 227 West Monroe Street, Chicago, IL 60606. The address of the principal business office of each of GI Holdco II, GI Holdco and GPIMH is 330 Madison Avenue, New York, New York, 10017. The address of the principal business office of GPIM is 100 Wilshire Boulevard, 5th Floor, Santa Monica, CA 90401.

(c) Citizenship:

Guggenheim Capital is a Delaware limited liability company.

Guggenheim Partners is a Delaware limited liability company.

GI Holdco II is a Delaware limited liability company.

GI Holdco is a Delaware limited liability company.

GPIMH is a Delaware limited liability company.

GPIM is a Delaware limited liability company.

(d) Title of Class of Securities:

Mandatory Redeemable Preferred Shares, Series A

(e) CUSIP Number:

N/A

CUSIP No. N/A	SCHEDULE 13G	Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. N/A	SCHEDULE 13G	Page 10 of 13 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of August 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of 800 Shares.

(b) Percent of class:

As of August 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of 80.0% of the Shares.

(c) Number of shares as to which the person has:

Guggenheim Capital, Guggenheim Partners, GI Holdco II, GI Holdco, GPIMH and GPIM

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 800

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 800

CUSIP No. N/A	SCHEDULE 13G	Page 11 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Item 2 hereof. Sun Life Insurance and Annuity Company of New York, an advisory client of GPIM, has the right to receive or the power to direct the receipt of dividends from or the profits from the sale of more than 5% of the Shares reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N/A	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2013

Guggenheim Capital, LLC
By: Robert Saperstein

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco II, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

CUSIP No. N/A	SCHEDULE 13G	Page 13 of 13 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Mandatory Redeemable Preferred Shares, Series A, of Neuberger Berman Real Estate Securities Income Fund Inc. dated as of December 4, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 4, 2013

Guggenheim Capital, LLC
By: Robert Saperstein

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco II, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director